SEC Registration No. 333-121238
Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

SUPPLEMENTAL INFORMATION — The Prospectus of Cornerstone Core Properties REIT, Inc. consists of this sticker, the Prospectus dated September 12, 2006, Supplement No. 4 dated February 22, 2007 and Supplement No. 5 dated April 9, 2007.]

SUPPLEMENT NO. 5
DATED APRIL 9, 2007
TO THE PROSPECTUS DATED SEPTEMBER 12, 2006
OF CORNERSTONE CORE PROPERTIES REIT, INC.

We are providing this Supplement No. 5 to you in order to supplement our prospectus.

Status of our Initial Public Offering

As of March 31, 2007, we have received gross proceeds of approximately $46 million from the sale of common stock in our initial public offering.

Recent Real Estate Investment

Acquisition of Marathon Center

On April 2, 2007, we acquired an existing multi-tenant industrial property known as Marathon Center from Marathon Venture of Pinnellas, LLC, a non-related party, for a purchase price of $4.5 million.  We acquired the property in a joint venture with JBK Capital, LLC.  We are the managing partner of  the venture and own a 97% interest in the venture.  The property was purchased with no debt financing. Under the terms of the agreement, we are obligated to pay certain closing costs, including, but not limited to attorney fees, survey costs, recording costs and one-half of the escrow closing fees.

Marathon Center consists of approximately 52,020 square feet of leasable space in two single-story buildings located on approximately 4.8 acres of land near Tampa Bay, Florida.  The property is currently 85% leased at an average annual rent of $6.75 per square foot to eight tenants whose spaces range in size from approximately 1,300 square feet to approximately 25,100 square feet.  Tenants of the property are engaged in varying businesses including services, printing, distribution and light manufacturing.

Marathon Center is located in central Pinellas County within minutes of major interstate highways providing access to downtown Tampa, Tampa’s airport, St. Petersburg, the St. Petersburg/Clearwater International Airport and Tampa International airport.  According to CB Richard Ellis, the Tampa Bay industrial market continued to tighten in late 2006, experiencing decreased vacancy rates and rental rate increases across product types.  Limited supply, paired with Tampa Bay’s continued economic growth, indicates that the favorable vacancy and rental rate trends should continue.

One tenant, Golden Ribbon, a printing business, leases two spaces, occupying 63% of the center.  The following table sets forth lease expiration information for the next ten years.

		Approx		Percent of	Percent of
	No of	Amount of	Base Rent of	Total Leaseable	Total
Year Ending	Leases	Expiring Leases	Expiring Leases	Area Expiring	Annual Base
December 31,	Expiring	(Sq. Feet)	(Annual $)%		Rent Expiring
2007	3	5,560	37,390	12.7%	12.6%
2008	3	8,587	67,384	19.5%	22.7%
2009	1	1,395	10,800	3.2%	3.6%
2010	1	3,280	23,844	7.5%	8.0%
2011 and thereafter	1	25,117	156,984	57.2%	53.0%

Average annual lease rates and occupancy percentages for the last two years are as set forth below:

	Average Lease Rate
	Per Total	Average Annual
Year Ending	Square Foot	Occupancy
December 31,	(Annual $)	(%)

2006	$6.75	85%
2005	$7.35	100%

The seller purchased the property in late 2004, and no average lease rate or occupancy information is available prior to that date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot and occupancy and analyzed how the property compares to comparable properties in its market.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $3.4 million which is subject to final adjustment.  Depreciation expense will be calculated using the straight-line method based upon an estimated useful life of 39 years for the building and improvement costs and the related lease term for the tenant improvements.  Leasing commissions will be amortized over the initial term of the related leases.  The real estate tax rate is 1.9%, and annual real estate taxes are projected to be approximately $86,100 for the initial year subsequent to the purchase.